SS 2/8/0

AB
2/27/06

8-28916



06001849

WASHINGTON, D.C. 20549

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

COMMISSION SEC MAIL RECEIVED PROCESSING
WASH. D.C. FEB 0 1 2006 209 SECTION

SEC FILE NO.
8-

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

REPORT FOR THE PERIOD BEGINNING _1-1-2005_ AND ENDING _12-31-2005_
         MM / DD / YY   MM / DD / YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Morris Group Inc*

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

3077 E 98th St
(No. and Street)

Indianapolis   IN   46280
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Simmons   317-580 9440
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

Teipen Selanders, Poynter and Ayres, PC.

7340 E 82nd St. Suite A   Indpls. IN 46256
(ADDRESS)   Number and Street   City   State   Zip Code

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 13 2006

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an
independent public accountant must be supported by a statement of facts and circumstances relied
on as the basis for the exemption.
See section 240.17a-5(e)(2).

-2-

OATH OR AFFIRMATION

I, _John B Simmons_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _MORRIS GROUP INC_ , as of _Dec. 31_ , 19 _2005_ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

John B Simmons
Signature

PRESIDENT
Title

_____
Notary Public
Comm. Expires 11-30-09

This report ** contains (check all applicable boxes):

☑ (a) Facing page
☑ (b) Statement of Financial Condition
☑ (c) Statement of Income (loss)
☑ (d) Statement of Changes in Financial Condition
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or
    Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital
☑ (h) Computation for Determination of Reserve Requirements Pursuant
    to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements
    Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the
    Computation of Net Capital Under Rule 15c3-1 and the
    Computation for Determination of the Reserve Requirements
    Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements
    of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation
☐ (m) A copy of the SIPC Supplemental Report
☐ (n) A report describing any material inadequacies found to exist or
    found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing,
see section 240.17a-5(e)(3).

Morris Group, Inc.
Indianapolis, Indiana
Financial Statements and Supplementary Information
December 31, 2005
(See Independent Auditor's Report)

Morris Group, Inc.
Indianapolis, Indiana
Index

TEIPEN, SELANDERS, POYNTER & AYRES, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT C. TEIPEN, C.P.A.
MICHAEL A. POYNTER, C.P.A.

7340 E. 82nd Street, Suite A
Indianapolis, IN 46256

V. SCOTT SELANDERS, C.P.A.
THOMAS G. AYRES, C.P.A.

(317) 598-6700
FAX (317) 598-6701
www.teipencpa.com

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of:

Morris Group, Inc.
Indianapolis, Indiana

We have audited the accompanying Balance Sheet of Morris Group, Inc., as of December 31, 2005, and the related Statements of Income, Changes in Stockholder's Equity and Cash Flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Morris Group, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Computation of Net Capital and Aggregate Indebtedness under Rule 15C3-1 of the Securities and Exchange Commission and the Report on Internal Accounting Control presented on pages 11 - 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Teipen, Selanders, Poynter & Ayres, P.C.
Certified Public Accountants

January 10, 2006

Morris Group, Inc.
Indianapolis, Indiana
Balance Sheet
December 31, 2005
(See Independent Auditor's Report)

Assets

Current Assets - Note 1		
Cash and Cash Equivalents	$	19,044
Accounts Receivable - Trade		12,856
Total Current Assets		31,900
Other Asset		
Investment - 300 warrants of the National Association of Securities Dealers, at Cost		3,300
Total Assets	$	35,200

Liabilities and Stockholder's Equity

Current Liabilities		
Accrued Commissions	$	14,101
Accrued Taxes and Expenses		433
Total Current Liabilities		14,534
Total Liabilities		14,534
Stockholder's Equity		
Common Stock, No Par, 1,000 Shares Authorized, 100 Shares Issued and Outstanding		1,000
Additional Paid in Capital		6,100
Retained Earnings		13,566
Total Stockholder's Equity		20,666
Total Liabilities and Stockholder's Equity	$	35,200

		%
Revenue		
Commissions and Fees - Note 4	$ 519,529	100.00
Total Revenue	519,529	100.00
Operating Expenses		
Commissions		
Salary Expense	434,833	83.70
Payroll Taxes	24,000	4.62
Insurance	2,115	.41
Sales Training and Expense	19,659	3.78
Professional Fees	4,101	.79
Office Supplies	3,970	.76
	297	.06
Total Operating Expenses	488,975	94.12
Net Income	$ 30,554	5.88

Morris Group, Inc.
Indianapolis, Indiana
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2005
(See Independent Auditor's Report)

	Common Stock	Additional Paid In Capital	Retained Earnings
Balance at January 1, 2005	$ 1,000	$ 6,100	$ 13,013
Net Income	0	0	30,554
Stockholder Distributions	0	0	(30,000)
Balance at December 31, 2005	$ 1,000	$ 6,100	$ 13,567

Morris Group, Inc.
Indianapolis, Indiana
Statement of Cash Flows
For the Year Ended December 31, 2005
(See Independent Auditor's Report)

Cash Flows from Operating Activities

Net Income	$	30,554

Adjustments to Reconcile Net Income to
Net Cash Provided by Operating Activities

Decrease (Increase) in Accounts Receivable - Trade	(5,226)
Increase (Decrease) in Accrued Commissions	(6,188)
Increase (Decrease) in Accrued Taxes and Expenses	(164)
Net Cash Provided by Operating Activities	18,976

Cash Flows from Financing Activities

Stockholder Distributions	(30,000)
Net Cash Used in Financing Activities	(30,000)

Net Decrease in Cash and Cash Equivalents		(11,024)
Cash and Cash Equivalents - Beginning of Year		30,068
Cash and Cash Equivalents - End of Year	$	19,044

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL - Morris Group, Inc. was incorporated under the Indiana General Corporation Act, as amended, on October 22, 1982, for the primary purpose of engaging in the sale of Direct Participation Programs and doing business as a $5,000 broker-dealer. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Security Dealers.

CONSIDERATION OF CREDIT RISK - The Company maintains its cash in bank accounts at a high credit quality financial institution. The balances, at times, may exceed federally insured limits.

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues during the reporting period. Actual results could differ from those estimates.

ACCOUNTING METHOD - The books of record are maintained on the accrual basis method of reporting for both financial statement purposes and income tax purposes.

CASH AND CASH EQUIVALENTS - For the purposes of the Statement of Cash Flows, the Company considers all highly-liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

ACCOUNTS RECEIVABLE - TRADE - The Company carries its trade receivables at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates trade receivables and establishes an allowance for doubtful accounts, when deemed necessary, based on the history of past write-offs and collections and current credit conditions. An allowance for doubtful accounts, as valued by management, is zero at December 31, 2005.

The Company currently has no policy on accruing interest on trade receivables or turning past due trade receivables over to a collection agency. A trade receivable is considered past due if payments have not been received for 90 days. Any payments on past due accounts would be made to the account in question and the allowance account would be adjusted as deemed necessary by management.

INCOME TAXES - The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be taxed as an S Corporation. In lieu of corporation income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision for income taxes has been included in these financial statements.

ADVERTISING - Advertising expenses are expensed as incurred.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is required to maintain a minimum net capital under Rule 15C3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Company. As of December 31, 2005, net capital as defined by the rules, equaled $17,366. The ratio of aggregate indebtedness to net capital was 84%. Net capital in excess of the minimum required was $12,366

NOTE 3 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has not incurred any liabilities subordinated to claims of General Creditors.

NOTE 4 - CONCENTRATIONS

The Company received approximately 94% of its revenues from commissions and fees resulting from the sale of mutual funds and variable annuity investment products by registered representatives operating in the State of Indiana.

Supplementary Information

Morris Group, Inc.
Indianapolis, Indiana
Schedule of Computation of Net Capital and Aggregate Indebtedness
Under Rule 15C3-1 of the Securities and Exchange Commission
December 31, 2005
(See Independent Auditor's Report)

Total Ownership Equity	$	20,666
Deduct - Non Allowable Assets		3,300
Net Capital		17,366

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required - 6 2/3% of Aggregate Indebtedness or $5,000, whichever is greater		5,000
Excess Net Capital	$	12,366

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total Liabilities from Balance Sheet	$	14,534

RECONCILATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
PER UNAUDITED FOCUS IIA AND AUDITED COMPUTATION
AS OF DECEMBER 31, 2005

Net Capital:

Per Net Capital Computation	$	17,366
Per Unaudited FOCUS IIA Report		17,366
Difference	$	0

TEIPEN, SELANDERS, POYNTER & AYRES, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT C. TEIPEN, C.P.A.
MICHAEL A. POYNTER, C.P.A.

7340 E. 82nd Street, Suite A
Indianapolis, IN 46256

V. SCOTT SELANDERS, C.P.A.
THOMAS G. AYRES, C.P.A.

(317) 598-6700
FAX (317) 598-6701
www.teipencpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Stockholder of
Morris Group, Inc.
Indianapolis, Indiana

In planning and performing our audit of the financial statements of Morris Group, Inc. for the year ended December 31, 2005, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 or Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform any custodial function relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures that can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

Page: 12

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Teipen, Selanders, Poynter & Ayres, P.C.
Certified Public Accountants

January 10, 2006